

NORTH CAROLINA
Department of the Secretary of State

To all whom these presents shall come, Greetings:

I, ELAINE F. MARSHALL, Secretary of State of the State of North Carolina, do hereby certify the following and hereto attached to be a true copy of

ARTICLES OF ORGANIZATION

OF

SOLIB SOLUTIONS LLC

the original of which was filed in this office on the 6th day of January, 2022.





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IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal at the City of Raleigh, this 6th day of January, 2022.

Elaine F. Marshall

Secretary of State

SOSID: 2331202
Date Filed: 1/6/2022 9:20:00 AM
Elaine F. Marshall
North Carolina Secretary of State
C2022 003 01409

State of North Carolina
Department of the Secretary of State

Limited Liability Company
ARTICLES OF ORGANIZATION

Pursuant to §57D-2-20 of the General Statutes of North Carolina, the undersigned does hereby submit these Articles of Organization for the purpose of forming a limited liability company.

1. The name of the limited liability company is: Solib Solutions LLC
(See Item 1of the Instructions for appropriate entity designation)
2. The name and address of each person executing these articles of organization is as follows: (State whether each person is executing these articles of organization in the capacity of a member, organizer or both by checking all applicable boxes.) **Note: This document must be signed by all persons listed.**

Name	Business Address	Capacity
Yuan Wang	232 High House Road Cary NC, 27513-4203 United States	☒ Member ☒ Organizer
Xiangwu Zhang	1737 Pantego Trail Cary NC, 27519-2605 United States	☒ Member ☒ Organizer
Liang Chang	4309 Avent Ferry Road, Apt 2 Raleigh NC, 27606-4768 United States	☒ Member ☒ Organizer

3. The name of the initial registered agent is: Yuan Wang
4. The street address and county of the initial registered agent office of the limited liability company is:

Number and Street 232 High House Road

City Cary State: NC ZipCode: 27513-4203 County: Wake

5. The mailing address, if different from the street address, of the initial registered agent office is:

Number and Street ______

City ______ State: NC Zip Code: ______ County: ______

6. Principal office information: (Select either a or b.)

a. ☒ The limited liability company has a principal office.

The principal office telephone number: (919) 720-1761

The street address and county of the principal office of the limited liability company is:

Number and Street: 232 High House Road

City: Cary State: NC Zip Code: 27513-4203 County: Wake

The <u>mailing address</u>, if different from the street address, of the principal office of the company is:

Number and Street: <u>232 High House Road</u>

City: <u>Cary</u>   State: <u>NC</u>   Zip Code: <u>27513-4203</u> County: <u>Wake</u>

   b.   ☐ The limited liability company does not have a principal office.

7.   Any other provisions which the limited liability company elects to include (e.g., the purpose of the entity) are attached.

8.   **(Optional):** Listing of Company Officials (See instructions on the importance of listing the company officials in the creation document.

Name	Title	Business Address
Yuan Wang	President	232 High House Road Cary NC,
Xiangwu Zhang	Chief Technology Officer	1737 Pantego Trail Cary NC, 27519-2605

9.   **(Optional):** Please provide a business e-mail address: Privacy Redaction
The Secretary of State's Office will e-mail the business automatically at the address provided above at no cost when a document is filed. The e-mail provided will not be viewable on the website. For more information on why this service is offered, please see the instructions for this document.

10.   These articles will be effective upon filing, unless a future date is specified:

This is the   <u>3rd</u>   day of   <u>January</u> , 20<u>22</u> .

<u>Yuan Wang</u>
Signature

<u>Yuan Wang Member/Organizer</u>
Type or Print Name and Title

The below space to be used if more than one organizer or member is listed in Item #2 above.

<u>Xiangwu Zhang</u>
Signature

<u>Xiangwu Zhang Member/Organizer</u>
Type or Print Name and Title

<u>Liang Chang</u>
Signature

<u>Liang Chang Member/Organizer</u>
Type or Print Name and Title

NOTE:
1.   Filing fee is $125. This document must be filed with the Secretary of State.